SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         January 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: January 31, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

[GRAPHIC   OMITTED]     ALLIED GOLD LTD     Unit 15, Level 1, 51-53 Kewdale Road
                        ACN 104 855 067     Welshpool, Western Australia 6106
                        ABN 86 104 855 067  PO Box 235, Welshpool DC 6986
                                            Telephone: 61 8 9353 3638
                                            Facsimile: 61 8 9353 4894
                                            Email: info@alliedgold.com.au Web:
                                            www.alliedgold.com.au

31 January 2005

Australian Stock Exchange
Company Announcements

"This press release is not for  dissemination in the United States or Canada and shall not be disseminated to United States or Canadian news services."

             QUARTERLY REPORT FOR THE PERIOD ENDING 31 DECEMBER 2004
             -------------------------------------------------------

                                   HIGHLIGHTS
                                   ----------

o    ACQUISITION OF ADDITIONAL  37.5% INTEREST IN SIMBERI MINING JOINT VENTURE -
     TABAR ISLANDS, PNG

o    RIGHT TO PROCEED TO 100% OWNERSHIP BY THE ISSUE OF ALLIED SHARES AT MINIMUM
     PRICE OF A$0.50

o    SOROWAR OXIDE GOLD DEPOSIT GLOBAL  RESOURCE  INCREASED BY 42% TO 545,000 OZ
     AS  A  RESULT  OF  RE-INTERPRETATION   AND  MODELLING  USING  RESULTS  FROM
     JULY/AUGUST 2004 RC DRILLING

o    FINAL  SOROWAR  RESERVE  DEFINITION  AND  EXTENSION  RC DRILLING  PROGRAMME
     UNDERWAY FOR COMPLETION DURING QUARTER 1/2005

o    DETAILED  AEROMAGNETIC/RADIOMETRIC  SURVEY OVER ENTIRE  TABAR  ISLAND GROUP
     COMMENCED IN JANUARY 2005

o    CONSECUTIVE  SOIL  SAMPLES  COLLECTED  DURING  ACCESS  CLEARING  FOR GROUND
     GEOPHYSICS  SURVEYS  ON  TATAU  ISLAND  RETURNED  0.84 G/T GOLD AND 3.3 G/T
     SILVER OVER A LENGTH OF 125 METRES

REPORT FOR THE QUARTER ENDED 31 DECEMBER 2004
---------------------------------------------

OWNERSHIP AGREEMENT - TABAR ISLANDS GOLD PROJECT
------------------------------------------------

Allied  Gold  Limited  has  entered  into an  agreement  ("the  Agreement")  and completed formal  documentation with Simberi Gold Corporation ("SGC") to acquire its interests in the Tabar  Islands Gold Project in the New Ireland  Archipelago
of eastern PNG.

Satisfaction  of the  commercial  terms of the  Agreement  will result in Allied holding a 87.5% interest in the Simberi Mining Joint Venture  (ML136) on Simberi
Island and a 100%  interest in EL 609 which  covers the  remainder  of the Tabar
Island Group.

Exploration  completed  to date on  Simberi  Island  has  identified  total gold resources of 1.59  million  ounces and  pursuant to the  Agreement,  Allied will directly  control  (through its 87.5%  interest)  gold  resources  totalling 1.4 million ounces in this highly prospective, mineralised island group.

The key commercial terms of the Agreement are;

     o    Heads of  Agreement  signed  on 15  November  2004  with  full  formal documentation signed on 31 January 2005.

     o    Allied  will  purchase  37.5% of SGC's  current  50%  interest  in the
          Simberi  Mining  Joint  Venture  and  SGC's 1%  interest  in the Tabar
          Exploration  Joint Venture (EL 609) for a total cash  consideration of
          C$4.0  million  (less  C$250,000  which has been paid as a  refundable deposit by Allied).

     o    Completion  of the  transaction  will occur on 1 April 2005  following approval by a Meeting of  Shareholders of SGC to be held on 7 February
          2005.

     o    SGC will retain a 12.5% free  carried  interest in the Simberi  Mining
          Joint  Venture  through to the  earlier  of a  decision  to mine or 31
          December  2009,  at which point the FCI will be converted  into Allied shares at a minimum price of A$0.50 per share.

          The value of the  conversion  will be based upon NPV derived  from the bankable feasibility study at the time of making the decision to mine.

     o    Allied will transfer the 14% interest  (held by Nord Pacific  Limited)
          in the Young Shannon project in Canada to SGC.

SIMBERI MINING PROJECT - ML 136
-------------------------------

SOROWAR DRILLING PROGRAMME

On 25 November  2004,  the second  phase  ("Phase 2") of  extension  and reserve definition RC drilling commenced at the southern end of the Sorowar deposit.

The drilling  programme consists of 44 drillholes (3,560 metres) and is designed to further define and test  mineralisation  proximal to the southern  portion of the currently designed pit. After completion of the current drilling  programme,

the third and final  phase of RC  drilling  at Sorowar  will be  carried  out to upgrade the  resource  status of  mineralised  extensions  on the north and east sides of the Sorowar deposit.

To best  achieve  this  outcome in the most  expedient  timeframe,  the drilling equipment is undergoing  modifications which will enable double-shift production rates to be achieved  during  February/March  2005.  These drilling rates should allow the company to receive all of the  requisite  assay data by the end of the first quarter of 2005,  thus  enabling the company to determine  final oxide pit dimensions for project development.

SOROWAR OXIDE GOLD RESOURCE UPGRADE

As previously  reported,  RC drilling  completed during July-August 2004 ("Phase
1")  intersected  wide  thicknesses  of  surface  and  near-surface  oxide  gold mineralisation  outside of the proposed  Sorowar  pit. The Company  considers it likely  that  the  width  and  depth  of the  Sorowar  pit can be  substantially increased  with further  drilling to delineate  the lateral and depth extents of the oxide  mineralisation.  This  stepout and  definition  drilling is currently underway as described above.

To best  assess  the  significance  of the Phase 1  drilling  programme,  Allied engaged Golder  Associates to construct a resource model and perform an open-pit optimisation  study for the Sorowar  deposit by upgrading  the existing  Sorowar drilling database with the results of the Phase 1 programme.

Results from the kriged block model are tabulated below:

               Sorowar Oxide Gold Resources (at 0.5 g/t Au cutoff)

Category              Million Tonnes          Gold Grade (g/t)           Ounces
Measured                    6.2                     1.34                 268,000
Indicated                   3.2                     1.26                 128,000
Inferred                    4.0                     1.15                 149,000
           TOTAL           13.4                     1.26                 545,000

(Source: Golder Associates Block Model - January 2005)

As a result  of the  Phase 1  drilling  programme  a  resource  upgrade  of 42%, representing  an  additional  161,000  ounces of gold,  has been  achieved  when compared with the previous  Sorowar  resource  estimate of 10.9 Mt at 1.10g/t Au for 384,000 ounces (at 0.5 g/t Au cutoff).

It is expected that the current Phase 2 extension and infill drilling  programme will further  increase the dimensions of the Sorowar gold  resource,  ultimately resulting in increased reserves and gold production.

SOROWAR "TRANSITIONAL" RESOURCES

In  addition  to the thick  oxide  horizon  at  Sorowar,  the  deposit  also has transitional-type mineralisation below the oxide profile.

Previous  testwork  indicates that gold  recoveries of up to 70% can be achieved
from  conventional   cyanide-based   processing  of  transitional  material  and
metallurgical  testwork to accurately  determine  recovery rates will be carried out on samples from the deposit during Quarter 1/2005.

The  Company  considers  it likely  that  significant  portions  of the  Sorowar transitional  material  will be suitable for mining and  processing  through the proposed  CIL  treatment  plant to be located at Pigiput Bay on Simberi  Island.
Although the Phase 1 RC drilling  programme was primarily designed to assess the distribution of oxide mineralisation, sufficient transitional mineralisation was identified  in block  modelling to add an  additional  100,000 oz to the Sorowar resource base.

Total oxide and  transitional  gold  resources  from the kriged  block model are tabulated below:

        Sorowar Oxide/Transitional Gold Resources (at 0.5 g/t Au cutoff)

Category           Million Tonnes       Gold Grade (g/t)                  Ounces
Measured                7.2                   1.29                       300,000
Indicated               4.3                   1.27                       175,000
Inferred                4.6                   1.15                       170,000
                 TOTAL 16.1                   1.24                       645,000

(Source: Golder Associates Block Model - January 2005)

SOROWAR RESERVE STUDIES

Further to the Golder Associates  resource study,  open-pit  optimisations  were carried out during December  2004/January  2005 on the Sorowar deposit using the new block model,  current gold  prices/exchange  rates and other inputs from the
August 2003 Feasibility Study.

The main objective of the study was to;

     o    Provide  updated  resources  within optimal pit shells for the updated orebody  model (using  current metal prices)
     o    Establish  the  quantum  and  nature  of  potential  increases  to ore reserves by upgrading  resources currently in the Inferred category to
          Measured and  Indicated  status and to provide a guide for location of future drilling for this purpose; and
     o    Test the response of the pit shells to the  inclusion of  Transitional ore at varying mill recoveries.

The results of these studies indicate that a substantial  portion of the Sorowar resource  base is likely to  convert to  reserves,  resulting  in a  significant upgrade to the reserves and  resources  identified  in the previous  Sorowar pit design.  A revised  pit  design  will be  completed  at the end of the  drilling programme.

TABAR EXPLORATION PROJECT - EL 609
----------------------------------

AIRBORNE GEOPHYSICAL SURVEYS

Low level, detailed helicopter-borne  geophysical surveys commenced on 3 January
2005. A total of 4,485 line kilometres of aerial surveys recording  magnetic and radiometric  data will be flown at 75 metre line  spacing  over the entire Tabar
Island Group.

Preliminary  results  indicate that high quality data is being  returned and the survey should be completed by the end of January, with processed and interpreted data following.

Existing,  previous generation quality aeromagnetic and radiometric  geophysical data has proven to be useful in mapping  structures and geology  associated with gold mineralisation and the company expects the newly acquired detailed data to greatly  assist with the targeting of further gold and  gold/copper  deposits in the Tabar Island Group.

GROUND BASED GEOPHYSICAL SURVEYS

Ground based induced polarization ("IP") geophysical surveys are scheduled to be carried out on Simberi and Tatau Islands during Quarters 1-2/2005. These surveys
will  be  designed  to  test  for  the  sub-surface   signatures  indicative  of
sulphide-hosted gold and gold/copper type deposits.

Approximately 27 km of lines  (approximately  90% complete) have been cut so far on Tatau  Island to provide  access for the  geophysics  crews and  clearing  is expected to be completed  by the start of February.  A further 21 km of gridding and line cutting will be carried out on Simberi Island during February.

The IP  surveys  will  commence  in late  March  with the  work at  Tabar  being scheduled for completion in May and at Simberi during June.

Previous  IP surveys  carried  out in 1992  within ML 136  proved  that IP is an effective  tool in  locating  sulphide  mineralisation  and in  generating  high priority drill targets.

SURFACE SAMPLING ON CUT LINES

As part of the access clearing process, hand auger soil samples are collected at
25 to 50 metre  intervals  along the grid lines.  Results  received to date from
Tatau Island have  highlighted gold anomalies in the Mt Siro area and in an area to the west of Mt Tiro.

At Mt Siro, six consecutive  soil samples 25m apart on a single line returned an average  value of  0.84g/t  Au and 3.3 g/t Ag. To the west of Mt Tiro in Dalengo
Creek, 24 samples from a total of 28 consecutive  samples  returned surface soil values >0.1g/t Au.

These  encouraging  results  will be further  assessed in  conjunction  with the forthcoming ground geophysical work programme.

PLACEMENT OF SECURITIES

During the quarter the Company issued the following securities;

     o    11 October 2004 - 23,570,178  shares in relation to the acquisition of
          Nord Pacific Ltd
     o    30 November 2004 - placement of 8,400,000 shares and 2,800,000 options to raise $1.68 million.
     o    30 November  2004 - issue of 4,805,446  shares and 861,420  options on conversion of convertible notes.

At 31 December 2004 the Company had the following securities on issue;

     o    69,550,625 ordinary shares
     o    23,586,411 options expiring 30 June 2007, exercisable at $0.20.

Yours faithfully,

J.J. Moore
Managing Director

The information in this Stock Exchange  Announcement that relates to the Sorowar
Oxide Gold Resources and Sorowar  Oxide/Transitional  Gold Resources is based on information  compiled by Mr S Godfrey who is employed by Golder  Associates  and who is a fellow/member of the  Australasian  Institute of Mining and Metallurgy.
Mr  Godfrey  has  sufficient  experience  which  is  relevant  to the  style  of mineralisation and type of deposit under consideration and to the activity which he is  undertaking  to  qualify  as a  Competent  Person as  defined in the 2004
Edition of the "Australasian Code for Reporting of Exploration Results,  Mineral
Resources and Ore Reserves".

Mr Godfrey consents to the inclusion in this  Announcement of the material based on this information in the form and context in which it appears.

The information in this Stock Exchange  Announcement that relates to exploration
results,   mineral  resources  or  ore  reserves,   together  with  any  related
assessments  and  interpretations,  has been  approved  for  release  by Mr.  R.
Hastings, MSc, BSc., M.Aus.I.M.M.,  a qualified geologist and full-time employee of the Company Mr Hastings has  sufficient  experience  which is relevant to the style of  mineralisation  and type of  deposit  under  consideration  and to the activity which he is undertaking to qualify as a Competent  Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves".

"This press release is not for  dissemination in the United States or Canada and shall not be disseminated to United States or Canadian news services."

For enquiries in connection with this release please contact:
-------------------------------------------------------------

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements.
---------------------------

This press release contains  forward-looking  statements concerning the projects owned by Allied.  Statements  concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain  assumptions,  of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical  fact, and actual events or results may differ  materially from those described  in the  forward-looking  statements,  as the  result of a variety  of risks,  uncertainties  and  other  factors,  involved  in  the  mining  industry generally and the particular properties in which Allied has an interest, such as fluctuation  in gold prices;  uncertainties  involved in  interpreting  drilling results and other  tests;  the  uncertainty  of financial  projections  and cost estimates;  the  possibility of cost overruns,  accidents,  strikes,  delays and other problems in development projects,  the uncertain availability of financing and  uncertainties  as to  terms  of  any  financings  completed;  uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking  statements  are based on  management's  beliefs,  opinions  and estimates as of the date they are made,  and no  obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.
------------------------------------------------------

This  communication is not a solicitation of a proxy from any security holder of
Allied,  nor is this  communication  an offer to purchase nor a solicitation  to sell securities.  Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised  to read such  document  regarding  the  proposed  business  combination referred  to in this  communication,  if and when  such  document  is filed  and becomes  available,  because it will  contain  important  information.  Any such document would be filed by Allied with the Australian Securities and Investments
Commission,  the  Australian  Stock  Exchange and with the U.S.  Securities  and
Exchange Commission (SEC).

                                                                     Appendix 5B
                                      Mining exploration entity quarterly report
--------------------------------------------------------------------------------

                                                                        Rule 5.3

                                   Appendix 5B

                   Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity
                               ALLIED GOLD LIMITED

ABN                                          Quarter ended ("current quarter")
86 104 855 067                                          31 Dec 2004

Consolidated statement of cash flows

                                               Current quarter      Year to date
Cash flows related to operating activities         $A'000            (6 months)
                                                                       $A'000
                                               ---------------------------------

1.1  Receipts from product sales and
     related debtors

1.2  Payments for
     (a) exploration and evaluation                 (751)               (803)
     (b) development
     (c) production
     (d) administration                             (151)               (591)
     (e) other
1.3  Dividends received
1.4  Interest and other items of a
     similar nature received                          6                  12
1.5  Interest and other costs of finance paid
1.6  Income taxes paid
1.7  Other - option fees re sale of MMPEU, and
     sale of Red Dam Project                          -                  80
                                               ---------------------------------

     Net Operating Cash Flows                       (896)             (1,302)
--------------------------------------------------------------------------------

     Cash flows related to investing activities
1.8  Payment for purchases of:
     (a) prospects
     (b) equity investments
     (c) shares in listed companies                  (48)               (48)
     (d) Nord acquisition transaction costs          (191)              (782)
1.9  Proceeds from sale of:
     (a) prospects
     (b) equity investments
     (c) other fixed assets                            -                 (7)
1.10 Loans to other entities - Nord Pacific Ltd
1.11 Loans repaid by other entities
1.12 Funds paid into deposit pending acquisition
     of interests                                    (271)              (271)
                                               ---------------------------------

     Net investing cash flows                        (510)             (1,108)
                                               ---------------------------------
1.13 Total operating and investing cash
     flows (carried forward)                        (1,406)            (2,410)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/9/2001                                                    Appendix 5B  Page 1

Appendix 5B
Mining exploration entity quarterly report
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.13 Total operating and investing cash flows       (1,406)            (2,410)
     (brought forward)
--------------------------------------------------------------------------------

     Cash flows related to financing activities
1.14 Proceeds from issues of shares, options, etc.   1,680              1,680
1.15 Refund of oversubscriptions in share issues                         (15)
1.16 Proceeds from borrowings                         100                300
1.17 Repayment of borrowings
1.18 Dividends paid
1.19 Other - costs of capital raising                 (62)               (77)
                                               ---------------------------------
     Net financing cash flows                        1,718               1,888
--------------------------------------------------------------------------------

     Net increase (decrease) in cash held             312                (522)

1.20 Cash at beginning of quarter/year to date        147                 981
1.21 Exchange rate adjustments to item 1.20
                                               ---------------------------------
1.22 Cash at end of quarter                           459                 459
--------------------------------------------------------------------------------

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

                                                                Current quarter
                                                                    $A'000
                                                                ----------------
1.23 Aggregate amount of payments to the parties includes in
     item 1.2                                                         $48
                                                                ----------------
1.24 Aggregate amount of loans to the parties included in
     item 1.10                                                        Nil.
--------------------------------------------------------------------------------

1.25 Explanation necessary for an understanding of the
     transactions

     Remuneration paid to Mr Jeff Moore $36,222.
     Consulting fees paid to Mr David Lymburn $12,000.

Non-cash financing and investing activities

2.1  Details of financing and investing  transactions  which have had a material effect on  consolidated  assets and  liabilities  but did not involve  cash flows

     N/A

2.2  Details of outlays made by other  entities to  establish or increase  their share in projects in which the reporting entity has an interest

     N/A

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 5B Page 2                                                     30/9/2001

                                                                     Appendix 5B
                                      Mining exploration entity quarterly report
--------------------------------------------------------------------------------

Financing facilities available
Add notes as necessary for an understanding of the position.

                                                Amount available    Amount used
                                                $A'000              $A'000
                                                --------------------------------
3.1  Loan facilities                                    -               -
                                                --------------------------------
3.2  Credit standby arrangements
--------------------------------------------------------------------------------

Estimated cash outflows for next quarter
                                                             $A'000
                                                --------------------------------
4.1  Exploration and evaluation                               1,000
                                                --------------------------------
4.2  Development
--------------------------------------------------------------------------------
     Total                                                    1,000
--------------------------------------------------------------------------------

Reconciliation of cash

Reconciliation of cash at the end of the      Current quarter   Previous quarter
quarter (as shown in the consolidated             $A'000            $A'000
statement of cash flows) to the related
items in the accounts is as follows.
--------------------------------------------------------------------------------
5.1  Cash on hand and at bank                       459               148
                                              ----------------------------------
5.2  Deposits at call
                                              ----------------------------------
5.3  Bank overdraft
                                              ----------------------------------
5.4  Other (provide details)
--------------------------------------------------------------------------------
     Total:  cash at end of quarter (item 1.22)     459               148
--------------------------------------------------------------------------------

Changes in interests in mining tenements

                          Tenement   Nature of interest Interest at  Interest at
                          reference  (note (2))         beginning    end of
                                                        of quarter   quarter
                          ------------------------------------------------------
6.1 Interests in mining
    tenements relinquished,
    reduced or lapsed

                          ------------------------------------------------------
6.2 Interests in mining
    tenements acquired or
    increased
                          ------------------------------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/9/2001                                                    Appendix 5B  Page 3

Appendix 5B
Mining exploration entity quarterly report
--------------------------------------------------------------------------------

Issued and quoted securities at end of current quarter

Description  includes rate of interest and any  redemption or conversion  rights together with prices and dates.

                           Total number         Number quoted   Issue price per         Amount paid up per
                                                                security (see note      security (see note 3)
                                                                3) (cents)              (cents)
-------------------------------------------------------------------------------------------------------------
7.1  Preference
     +securities
     (description)
                           ----------------------------------------------------------------------------------
7.2  Changes during
     quarter
     (a) Increases
     through issues
     (b) Decreases
     through returns
     of capital, buy
     backs,
     redemptions
-------------------------------------------------------------------------------------------------------------
7.3  +Ordinary
     securities             69,550,625          67,395,484      $0.20                   $0.20
                           ----------------------------------------------------------------------------------
7.4  Changes during
     quarter
     (a) Increases          31,970,178          31,970,178      $0.20                   $0.20
     through issues          4,805,446           4,805,446      $0.15                   $0.15
     (b) Decreases
     through returns
     of capital, buy
     backs
-------------------------------------------------------------------------------------------------------------
7.5  +Convertible
     debt securities
     (description)
                           ----------------------------------------------------------------------------------
7.6  Changes during
     quarter
     (a) Increases
     through issues
     (b) Decreases
     through
     securities
     matured,
     converted
-------------------------------------------------------------------------------------------------------------
7.7  Options                                                    Exercise price          Expiry date
     (description and       23,586,411          21,036,411      $0.20                   30 June 2007
     conversion
     factor)
                           ----------------------------------------------------------------------------------
7.8  Issued during
     quarter                 3,661,420           3,661,420      $0.20                   30 June 2007
                           ----------------------------------------------------------------------------------
7.9  Exercised during
     quarter
                           ----------------------------------------------------------------------------------
7.10 Expired during
     quarter
-------------------------------------------------------------------------------------------------------------
7.11 Debentures
     (totals only)
-------------------------------------------------------------
7.12 Unsecured
     notes (totals
     only)
-------------------------------------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 5B Page 4                                                     30/9/2001

                                                                     Appendix 5B
                                      Mining exploration entity quarterly report
--------------------------------------------------------------------------------

Compliance statement

1    This  statement has been prepared  under  accounting  policies which comply with  accounting  standards  as  defined in the  Corporations  Act or other standards acceptable to ASX (see note 4).

2    This statement does give a true and fair view of the matters disclosed.

                /s/ David Lymburn
                                                                31 January 2005
Sign here:      -------------------------------------  Date:    ---------------
                (Director/Company secretary)

Print name:     DAVID LYMBURN
                -------------

Notes

1    The  quarterly  report  provides a basis for  informing  the market how the entity's  activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional  information is encouraged to do so, in a note or notes attached to this report.

2    The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining  tenements  acquired,  exercised  or lapsed  during the reporting  period.  If the entity is involved in a joint venture  agreement and there  are  conditions  precedent  which  will  change  its  percentage interest in a mining tenement,  it should disclose the change of percentage interest and  conditions  precedent in the list  required for items 6.1 and
     6.2.

3    Issued  and quoted  securities  The issue  price and amount  paid up is not required in items 7.1 and 7.3 for fully paid securities.

4    The definitions in, and provisions of, AASB 1022: Accounting for Extractive
     Industries and AASB 1026: Statement of Cash Flows apply to this report.

5    Accounting Standards ASX will accept, for example, the use of International
     Accounting  Standards for foreign  entities.  If the standards  used do not address a topic,  the  Australian  standard  on that topic (if any) must be complied with.

                                 == == == == ==

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

30/9/2001                                                    Appendix 5B  Page 5